Exhibit 99.1

StoneCo. Announces New Share Repurchase Program of up to R$ 1 billion

GEORGE TOWN, Grand Cayman, November 14th, 2023 - StoneCo Ltd. (Nasdaq: STNE; B3: STOC31) (“Stone” or “the Company”) announced that its Board of Directors, pursuant to written resolutions dated November 9th, 2023, has authorized a share repurchase program, under which Stone may repurchase up to R$ 1 billion in outstanding Class A common shares.

This new share repurchase program is a replacement to the previous share repurchase program announced by Stone on October 3rd, 2023. Under the former program, Stone repurchased a total of 5,733,740 shares on an average price of US$ 10.29 per share, with a total amount of US$ 59.0 million.

The new repurchase program will be effective with timing of the full amount to be repurchased to be determined after further consultation with the Board. The program approved does not have a fixed expiration date.

The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations

investors@stone.co